Dimensional

January 9, 2020

Via EDGAR

Jennifer Hardy
U.S. Securities and Exchange Commission
Division of Investment Management
Judiciary Plaza–Room 5422
100 F Street, N.E.
Washington, D.C. 20549-9303

Attention:  Ms. Hardy

Re:	Registration Statement on Form N-14 of DFA Investment Dimensions Group Inc. (the “Registrant”) File No. 333-234776

Dear Ms. Hardy:

On behalf of the Registrant, below are the Registrant’s responses to the supplemental comments conveyed telephonically by Ms. Hardy on January 9, 2020 to Jana L. Cresswell, Esq. of Stradley Ronon Stevens & Young, LLP (“Stradley Ronon”) with regard to the Registrant’s registration statement on Form N-14 (the “Registration Statement”) relating to the proposed reorganization of the Dimensional 2005 Target Date Retirement Income Fund (the “Target Portfolio”) into the Dimensional Retirement Income Fund (the “Acquiring Portfolio”).  The Registration Statement was filed with the U.S. Securities and Exchange Commission (“SEC”) on November 19, 2019 pursuant to Rule 488 under the Securities Act of 1933 (the “Securities Act”).

Below the Registrant has provided your comments and the Registrant’s response to each comment.  These responses, except as otherwise noted below, will be incorporated into a definitive copy of the information statement/prospectus and statement of additional information filed pursuant to Rule 497(b) of the Securities Act.  Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the Registration Statement.

1. Comment.  In the “How will the Reorganization affect my fees and expenses?” section of the Information Statement/Prospectus, please add disclosure clarifying that because the acquired fund fees and expenses of the Acquiring Portfolio are excluded from its expense assumption agreement, the Acquiring Portfolio’s fees and expenses will be higher than the Target Portfolio’s current fees and expenses.

Response.  The Registrant has revised the disclosure accordingly.
2. Comment.  In the “How do the performance records of the Portfolios compare?” section of the Information Statement/Prospectus, please identify the secondary benchmarks.

Response.  The Registrant has revised the disclosure to identify the secondary benchmarks in that section.

U.S. Securities and Exchange Commission
January 9, 2020

3. Comment.  In the performance tables included in the “How do the performance records of the Portfolios compare?” section of the Information Statement/Prospectus, please revise the parenthetical following the S&P Global BMI Index to state “(net of estimated withholding taxes with respect to reinvestment of dividends).”

Response.   The Registrant has revised the parenthetical following the S&P Global BMI Index in the performance tables included in that section as requested.

4. Comment.  Will the Registrant be providing updated performance information as of December 31, 2019?

Response. The Registrant will be unable to provide updated performance information as of December 31, 2019.  The performance information for the Portfolios (e.g., the returns after taxes) is not anticipated to be available until several weeks after the filing and would delay the closing of the Reorganization.  The shareholders, however, will receive updated performance information for the Acquiring Portfolio shortly thereafter in connection with the Acquiring Portfolio’s annual update of its prospectus.
5. Comment.  In the “Where can I find more financial and performance information about the Portfolios?” section of the Information Statement/Prospectus, please include the Securities Act and Investment Company Act of 1940 (“1940 Act”) numbers for the documents listed in this section.

Response.  The Registrant has revised the disclosure accordingly.
6. Comment.  Please revise the Opinion and Consent of Counsel (the “Opinion”) from Stradley Ronon to remove the assumption that the total number of shares of the Acquiring Portfolio issued in connection with the Reorganization will not exceed the total number of shares authorized.

Response.    The Registrant confirms that the Opinion provided by Stradley Ronon will be revised accordingly and filed with the executed Plan of Reorganization and tax opinion in a post-effective amendment to the Registration Statement.

Please do not hesitate to contact Ms. Cresswell at (215) 564-8048, if you have any questions or wish to discuss any of the responses presented above.

Very truly yours,

/s/Carolyn L. O
Carolyn L. O, Esq.
Vice President and Secretary
DFA Investment Dimensions Group Inc.